

June 24, 2015

Via E-mail
Seong Woo Nam
Chairman and Chief Executive Officer
Hanwha Building
86 Cheonggyecheon-ro, Jung-gu
Seoul, Korea

> **Re: Hanwha Q CELLS Co., Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed June 5, 2015**
> **File No. 333-203726**

Dear Mr. Nam:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Business, page 1

1.   We note your response to prior comment 2. Please expand the discussion of your revenues on page 1 to disclose the amount of your revenues from related parties compared to the total amount of your revenues for the quarter ended March 31, 2015.

2.   Please balance the description on page 1 of the anticipated benefits from the acquisition with an equally prominent description of the challenges that you face. In this regard, we note the disclosure in the penultimate sentence in the second paragraph on page 39. Also, ensure that you disclose what you mean by the terms "operating efficiencies," "diversified manufacturing footprint" and "revenue synergies." In this regard, we note that in exhibit 99.1 of your Form 6-K filed on May 29, 2015 that you mention a "number of manufacturing initiatives are underway." In addition, consider whether the disclosure you provide in response to this comment should be relocated to a subsequent section of

your document where you can provide adequate context of the anticipated benefits and challenges.

Risk Factors, page 9

3.   Please add a risk factor to highlight the risks related to your new disclosure on pages 118-119 that key competitors have "recently announced plans to expand their manufacturing facilities outside China as a means to circumvent potentially adverse effects from anti-dumping and countervailing duties imposed on PV products manufactured in China."

We depend on a limited number of customers, page 20

4.   We note your response to prior comment 7. Please tell us the objective criteria you used to determine which customers to highlight on page 20 and whether you have named all of your customers that satisfy these criteria.

Problems with product quality or product performance, page 25

5.   Please revise the disclosure to briefly explain why you expect a "higher occurrence rate due to technical problems." Also, expand the disclosure in the appropriate section to briefly discuss the "identified specific issues" and "technical reasons" mentioned in this risk factor and throughout your document.

Unaudited Pro Forma Condensed Combined Financial Information, page 57

Note 1.

6.   We note the response to prior comment 13. Please tell us how you determined that no adjustment was needed to record acquired inventory at fair value at the acquisition date.

7.   We reference your response to prior comment 13. Please tell us how you determined that there were no technology-based intangible assets that should be recognized in applying the acquisition method.

Overview, page 63

8.   Please consider expanding this section to disclose any known material trends, uncertainties, demands, commitments or events that are reasonably likely to have a material impact on your revenues, income from continuing operations, liquidity or capital resources. Refer to Item 5.D of Form 20-F. In this regard, we note that in exhibit 99.1 of your Form 6-K filed on May 29, 2015 that in April you "signed the largest solar module agreement in the history of [y]our industry, at more than 1.5GW over a five quarter period beginning in 4Q15" with NextEra Energy Resources and that you have "targeted

annual shipments between "3.2 and 3.4 GW" for the full year 2015. Please see Item 5.D of Form 20-F.

Warranty Costs, page 76

9.   We note your response to prior comment 14. We see that you believe that the likelihood of claims arising from Solar One's 25 year power generation capacity linear warranty is "remote" and therefore you have not accrued any warranty cost. Please explain to us in detail how you can conclude that the likelihood of claims related to your products is 'remote" given the extended length of your warranty period.

Net Sales, page 89

10.   Please expand the disclosure in this section to state the amount of the increase in sales in the United States.

Selling and Marketing Expenses, page 90

11.   Please expand the disclosure in the second paragraph of this section to state the amount of the service and consultant fees.

Capital Resources as of March 31, 2015, page 99

12.   Please expand the disclosure in the last paragraph of this section to discuss in greater detail the restriction on the use of cash of $123 million that "is generally expected to be released within the next twelve months." For example, how much of the $123 million is expected to be released? Why do you expect the amount to be released? Are there any conditions that occur which would result in the amount continuing to be restricted?

Largest PV Solar Cell Manufacturer Globally, page 118

13.   We note your new disclosure in the fourth paragraph of this section about "superior quality control" as well as your new disclosure on page 122 about your "superior research and development expertise and premium image." Please revise to remove or identify as management's belief qualitative statements about your product or company. Alternatively, please provide objective third party support for such statements.

Competitive Cost Structure with Further Cost Reduction Opportunities, page 120

14.   We note your new disclosure in this section that "some of your competitors may have lower cost structures" than you. Please revise your disclosure to describe your competitive position relative to cost.

Strong and Synergistic Relationship with Hanwha Group, page 120

15.   Please revise the disclosure in this section to avoid marketing language. In this regard, we note your new disclosure that you are assessing alternatives that you believe "could bring about further synergies and value creation opportunities."

Certain Relationships and Related Party Transactions, page 161

16.   Please provide the disclosure required by Item 7.B of Form 20-F up to the date of the document. In this regard, we note your disclosure throughout this section of transactions only through December 31, 2014.

Unaudited Interim Condensed Consolidated Statements Of Comprehensive Income (Loss), page F-33

17.   We see that you separately state revenues from related parties on the face of the statement of comprehensive income (loss). Please revise to also disclose cost of goods sold from transactions with related parties on the face of the statement. Refer to Rule 4-08(k) of Regulation S-X.

Note 3. Acquisition of Q Cells, page F-37

18.   Please revise to provide the supplemental pro forma revenues and earnings information required by FASB ASC 805-10-50-2(h)(2) and (3).

Exhibits, Page II-1

19.   Please file as exhibits your supply agreement with Nextera Resources mentioned on page 3 and the underlying agreements concerning the $87 million term loan facility mentioned on page 98, the new long-term bank borrowing of $120 million and the loan from the Malaysian government mentioned on page 99.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail): Dong Chul Kim, Esq.